

February 17, 2011

Dean Konstantine
President, Chief Executive Officer and Director
Nevada Health Scan, Inc.
16459 Pauhaska Place
Apple Valley, CA  92307

**Re:     Nevada Health Scan, Inc.**
**Amendment No. 1 to Form 10-12G**
**Filed February 7, 2011**
**File No. 000-54231**

Dear Mr. Konstantine:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of the Issuer and Its Predecessor, page 2

1.      We note your response to comment 1 of our letter dated January 20, 2011 and the revised disclosure that Dean Konstantine and Josephine Resma have no relationship with AP Corporate Services.  Please revise your disclosure to explain how Mr. Konstantine and Ms. Resma became your present officers and directors and clarify whether they were creditors of AP Corporate Services.

Item 2. Financial Information, page 10

2.      We note your response to comment 10 of our letter dated January 20, 2011.  Please further revise your disclosure to expand the company's plan of operations for the next 12 months.  Please provide the anticipated time frame for beginning and completing each milestone.  Please also provide an estimate of the expenses

associated with each milestone.  In addition, please disclose whether you have identified any potential business combination targets.

3.      We note you indicate in the Liquidity section on page 10, and throughout the document, that there is an unwritten agreement that the president of your Company will pay for certain expenses with his personal funds.  We further note you indicate in the Capital Resources section on page 10 that there is a written agreement.  Please revise to reconcile or explain.

Item 6. Executive Compensation, page 13

4.      We note your response to comment 15 of our letter dated January 20, 2011 in which you have provided a footnote to the Summary Compensation Table.  Please revise your footnote to the Summary Compensation Table to disclose all of the assumptions made in the valuation of stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis.  Please refer to Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

5.      We note your response to comment 16 of our letter dated January 20, 2011 in which you indicate in the Summary Compensation Table that Ms. Resma was granted $2 in stock awards.  We further note you indicate in Item 7. Certain Relationships and Related Transactions, on page 13, that Ms. Resma received a total of 15,000 shares valued at $2, the rounded total par value of the shares issued.  Please revise your Summary Compensation Table to provide a footnote including this information.

Item 7.  Certain Relationships and Related Transactions, page 13

6.      We note your response to comment 17 of our letter dated January 20, 2011 in which you have disclosed the approximate dollar value of the shares of common stock issued to Mr. Konstantine and Ms. Resma.  Please revise this section to disclose the approximate dollar value of the shares of common stock issued to the Company's attorney, Daniel Masters.  Please refer to Item 404(a)(3) of Regulation S-K.

Note 4. Stockholders' Equity Common Stock, page F-8

7.      We note you indicate that there are 11,100,000 common shares issued and outstanding and that the par value of the stock is $0.0001 per share.  We further note you indicate on page F-9 that the par value times the number of shares issued is $1,100.  Please revise to reconcile or explain.

Exhibit 23.1 Consent of Stan J.H. Lee, CPA

8.      Please file an updated consent from your auditor.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact William Demarest at 202-551-3432 or Eric McPhee at 202-551-3693 if you have questions regarding comments on the financial statements and related matters.  Please contact Sandra Hunter, Attorney-Advisor, at 202-551-3758 or me at 202-551-3401 with any other questions.

                                                Sincerely,


                                                Jennifer Gowetski
                                                Senior Counsel


cc:     Daniel C. Masters, Esq.
        Via *facsimile*: (858) 459-1103